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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                   FORM 8-A/A

                          Post-Effective Amendment No.3

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             TENNECO AUTOMOTIVE INC.
             (Exact Name of Registrant as Specified in its Charter)

        DELAWARE                                               76-0515284
(State of Incorporation                                       (IRS Employer
   or Organization)                                       Identification Number)

                              500 North Field Drive
                           Lake Forest, Illinois 60045
               (Address of Principal Executive Offices) (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box [ ]

Securities Act registration statement to which this form relates: Not applicable.

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                              Name of Each Exchange on Which
Title of Each Class To Be So Registered       Each Class is To Be Registered
---------------------------------------     ------------------------------------

      Rights to purchase Series B              The New York Stock Exchange
      Junior Participating Preferred           The Chicago Stock Exchange
      Stock                                    The London Stock Exchange
                                               The Pacific Stock Exchange

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE.
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Tenneco Automotive Inc., a Delaware corporation (the "Registrant" or "Tenneco"), hereby amends Items 1 and 2 of its Registration Statement on Form 8-A filed on September 17, 1998, as amended, to reflect the appointment of First Union National Bank as rights agent in replacement of First Chicago Trust Company of New York. The complete text of each item, as amended, is set forth below.

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On September 9, 1998, the Board of Directors of the Registrant declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Registrant (the "Common Stock"). The dividend was payable on September 21, 1998 (the "Record Date") to the stockholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement dated as of September 9, 1998, as amended March 14, 2000 and February 5, 2001, as the same may be amended from time to time (the "Rights Agreement"), between the Registrant and First Union National Bank, as Rights Agent (as successor to First Chicago Trust Company of New York as rights agent). The Rights will expire on September 9, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Registrant, in either case as described below.

         Effective as of 7:58 a.m., eastern standard time, on November 5, 1999, the Registrant effected a 1-for-5 reverse stock split, whereby each five issued shares of Common Stock as of 7:58 a.m., eastern standard time, on November 5, 1999 were reclassified into one share of Common Stock, with fractional shares settled in cash. Section 11(n) of the Rights Agreement provides that in the event of any subdivision of shares of Common Stock into a greater or lesser number of shares, then, in each such case, the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event. Accordingly, the Registrant adjusted the number of Rights associated with each share of Common Stock from one Right to five Rights in connection with the reverse stock split.

         As amended, each Right entitles the registered holder to purchase from the Registrant one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $.01 per share, of the Registrant (the "Preferred Stock") at a price of $8.80 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. This reflects an aggregate Purchase Price of $44.00 for the five Rights associated with each share of Common Stock.

         In connection with the adoption of the Rights Agreement, the Board of Directors also adopted a "TIDE" (Three-year Independent Director Evaluation) mechanism. Under the TIDE mechanism, an independent Board committee will review, on an ongoing basis, the Rights Agreement and developments in rights plans generally, and, if it deems appropriate, recommend modification or termination of the Rights Agreement. This independent committee will report to Tenneco's Board at least every three years as to whether the Rights Agreement continues to be in the best interests of Tenneco's stockholders.

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         The Rights are not exercisable until the "Distribution Date." Under the
Rights Agreement, a "Distribution Date" occurs upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock. Except in certain situations, a person or group of affiliated or associated persons becomes an "Acquiring Person" upon acquiring beneficial ownership of 15% or more of the outstanding shares of Common Stock. Until the Distribution Date, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate.

         The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $25.00 per share but will be entitled to an aggregate dividend of 200 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Registrant, the holders of the Preferred Stock will be entitled to a minimum preferential payment of $500.00 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 200 times the payment made per share of Common Stock. Each share of Preferred Stock will have 200 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 200 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

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         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

         In the event that, after a person or group has become an Acquiring Person, the Registrant is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Registrant has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

         At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Registrant may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Registrant's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one-fifth of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Registrant, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

         At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Registrant may redeem the Rights in whole, but not in part, at a price of $.002 per Right (the "Redemption Price") payable, at the option of the Registrant, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Registrant shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         For so long as the Rights are then redeemable, the Registrant may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Registrant may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

         Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareowner of the Registrant, including, without limitation, the right to vote or to receive dividends.

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         As of January 31, 2001, there were 38,085,788 shares of Common Stock outstanding, with each share carrying five Rights. Until the Distribution Date, the Registrant will issue five Rights with each share of Common Stock that shall become outstanding so that all such shares will have attached rights. Two million shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire the Registrant, without the approval of the Registrant's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Registrant since the Board of Directors may, at its option, at any time until an Acquiring Person becomes such, redeem all, but not less than all, of the then outstanding Rights at the applicable redemption price.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (which includes as Exhibit B the Form of Rights Certificate), as the same may be amended from time to time, a copy of which is incorporated herein by reference to Exhibit 4.1, 4.3 and 4.4 to this registration statement. Copies of the Rights Agreement will be available free of charge from the Registrant.

ITEM 2. EXHIBITS.

         The following documents are filed as exhibits to this registration statement.

Exhibit No.    Description
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*4.1           Rights Agreement, dated as of September 9, 1998, between the
               Registrant and First Chicago Trust Company of New York, as
               Rights Agent, which includes as Exhibit B thereto the Form of Right Certificate.

*4.2           Certificate of Adjustment dated December, 1999.

*4.3 Amendment No. 1 to Rights Agreement, dated as of March 14, 2000, between the Registrant and First Chicago Trust Company of New York, as Rights Agent.

4.4 Amendment No. 2 to Rights Agreement, dated as of February 5, 2001, between the Registrant and First Union National Bank, as Rights Agent.


* Previously filed.

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       TENNECO AUTOMOTIVE INC.

Date:  February 26, 2001               By:  /s/ Timothy R. Donovan
                                            ------------------------------------
                                            Timothy R. Donovan
                                       Senior Vice President and General Counsel

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                                  EXHIBIT INDEX


Exhibit No.  Description
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*4.1         Rights Agreement, dated as of September 9, 1998, between the
             Registrant and First Chicago Trust Company of New York, as Rights Agent, which includes as Exhibit B thereto the Form of Right Certificate.

*4.2         Certificate of Adjustment dated December, 1999.

*4.3 Amendment No. 1 to Rights Agreement, dated as of March 14, 2000, between the Registrant and First Chicago Trust Company of New York, as Rights Agent.

4.4 Amendment No. 2 to Rights Agreement, dated as of February 5, 2001, between the Registrant and First Union National Bank, as Rights Agent.


* Previously filed.

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